UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ nº 50.746.577/0001-15
NIRE 35.300.177.045
Listed Company

NOTICE TO THE MARKET

Cosan S.A. (B3: CSAN3; NYSE: CSAN) ("Cosan" or "Company"), following the Material Fact of February 24, 2025, informs its shareholders and the market in general that today it made unaudited financial information for 4Q24 and 2024 available on its website.

Below the information of the public conference call to be held on February 27, 2025:

•	Conference call in Portuguese (with simultaneous translation to English)
•	Time: 01:00 pm Brasília | 11:00 am New York
•	Webcast PT/EN: https://www.cosan.com.br/en/ (ID: 884 6114 5207)

The 4Q24 and 2024 unaudited financial information, are available on the Company's website (https://www.cosan.com.br/en/investor-relations/financial-informations/presentations-and-videos/?ano=2024).

São Paulo, February 26, 2025.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer